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                       SECURITIES AND EXCHANGE COMMISSION
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                             Washington, D.C. 20549
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                                   SCHEDULE TO
                                 AMENDMENT NO. 7

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 EON LABS, INC.
                            (Name of Subject Company)

                                   NOVARTIS AG
                              NOVARTIS CORPORATION
                            ZODNAS ACQUISITION CORP.
                       (Name of Filing Persons--Offerors)

                          COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                    29412E100
                      (CUSIP Number of Class of Securities)

                                  George Miller
                        Head of Legal and General Affairs
                                   Novartis AG
                                 35 Lichtstrasse
                           CH-4002 Basel, Switzerland
                                 41-61-324-1111
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                   -Copies to-
                           Andrew R. Brownstein, Esq.
                             Trevor S. Norwitz, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                               New York, NY 10019
                                 (212) 403-1000
                                   -----------

                            CALCULATION OF FILING FEE


             Transaction Valuation               Amount of Filing Fee
    ------------------------------------------------------------------------
                $977,098,158*                         $115,005*
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the filing fee is described on the cover page to Amendment No. 1 to the Schedule TO filed on May 27, 2005.
[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
       Amount Previously Paid:  $115,005         Filing Party:  Novartis Corp.
       Form or Registration No.:  Schedule TO    Date Filed:  May 23, 2005
[ ]  Check  the  box  if  the  filing   relates  solely  to  preliminary
     communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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


     This Amendment No. 7 amends and supplements the Tender Offer Statement on Schedule TO, as amended, (the "SCHEDULE TO"), originally filed with the Securities and Exchange Commission on May 23, 2005 and as amended and supplemented by Amendment No. 1 on May 27, 2005, Amendment No. 2 on June 2, 2005, Amendment No. 3 on June 7, 2005, Amendment No. 4 on June 15, 2005, Amendment No. 5 on June 21, 2005, and Amendment No. 6 on July 5, 2005, by Novartis AG, a Swiss Corporation, Novartis Corporation ("NOVARTIS US"), a New York corporation and an indirect wholly owned subsidiary of Novartis AG, and Zodnas Acquisition Corp. ("ZODNAS"), a Delaware corporation and an indirect wholly owned subsidiary of Novartis US. The Schedule TO relates to the offer by Zodnas to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "SHARES"), of Eon Labs, Inc., a Delaware corporation ("EON"), for $31.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2005 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal. Copies of the Offer to Purchase and the related Letter of Transmittal are filed with the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Offer to Purchase and Schedule TO.

ITEMS 1 THROUGH 9 AND 11.

     Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

     On July 8, 2005, the Offer was extended through 5:30 pm New York City time, on July 20, 2005. Accordingly, the term "Expiration Date" means 5:30 pm New York City time on July 20, 2005, unless we further extend the period of time during which the Offer will be open, in which case the term "Expiration Date" will mean the date at which the Offer, as so extended, will expire.

SETTLEMENT MEMORANDUM. On July 8, 2005, the defendants in the Delaware litigation relating to the Offer and the Merger in the pending suit styled IN RE EON LABS, INC. SHAREHOLDERS LITIGATION (including Eon Labs, the members of its Board of Directors and Novartis), entered into a memorandum of understanding (the "Settlement Memorandum") with the plaintiffs in the litigation, pursuant to which the parties agreed to a settlement of the litigation. Pursuant to the Settlement Memorandum, EON Labs has made certain additional disclosures in its Recommendation Statement on Schedule 14D-9 and Novartis agreed to extend the tender offer until at least July 15, 2005. In addition, among other things, the Settlement Memorandum amends the relevant provisions of Merger Agreement and Confidentiality Agreement to provide that if, upon consummation of the Offer, less than a majority of the Public Shares are tendered in the Offer, prior to August 11, 2006, Novartis will not be able to cause a merger transaction (or other business combination) to be effected that would cancel Public Shares unless (i) a majority of the outstanding Public Shares outstanding at that time votes in favor of such a transaction and the Company shall have received an opinion of an independent, nationally recognized investment banking firm that the consideration offered in such transaction is fair to the holders of the Public Shares from a financial point of view, or (ii) Novartis and its subsidiaries, at that time, own at least 90% of the outstanding Company Common Stock; PROVIDED, that the consideration to be received by the holders of Public Shares in any such transaction described in
(i) or (ii) above must be at least equal to the Offer Price.

Pursuant to the Settlement Memorandum, Novartis and Merger Sub also agreed to use commercially reasonable efforts, following the date on which Merger Sub is obligated to accept for payment any and all Public Shares tendered and not validly withdrawn pursuant to the Offer and until the earlier of (i) effective time of the Merger and (ii) August 11, 2006, to keep the Eon Labs Common Stock quoted for trading on the NASDAQ National Market, so long as Eon Labs satisfies the NASDAQ National Market listing standards (other than standards entirely within its control). Novartis and Merger Sub remain free to make acquisitions of Public Shares that are voluntary to the holders of Public Shares, but Novartis and Merger Sub will take into account the potential for such acquisitions to result in Eon Labs' inability to satisfy NASDAQ National Market listing standards.

The settlement outlined in the Settlement Memorandum is subject to, among other things (i) execution of definitive settlement documentation (ii) final court approval of the settlement (iii) dismissal of the litigation with prejudice and without awarding costs to any party (except as contemplated by the Settlement Memorandum), and (iv) Novartis's acceptance of the tendered shares for payment under the Offer. In the event that the settlement is consummated, plaintiffs in the Delaware litigation will release on behalf of themselves and a class of Eon shareholders all claims that they have or could have asserted against the defendants and certain related parties arising out of, among other things, the Merger Agreement, the Santo Agreement or the Hexal Agreement.

The full text of the press release announcing the extension of the Offer as described above is attached as Exhibit (a)(5)(G) hereto and is incorporated herein by reference.

The Settlement Memorandum is attached as Exhibit (a)(6)(J) hereto and is incorporated herein by reference.


ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended by adding thereto the following:

     (a)(5)(G) Text of Press Release issued by Novartis dated July 8, 2005.

     (a)(6)(J) Memorandum of Understanding dated as of July 8, 2005, by and among the parties to the actions filed in the Court of Chancery of the State of Delaware, County of Newcastle, titled IN RE EON LABS, INC. SHAREHOLDERS LITIGATION.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 8, 2005

                              NOVARTIS AG


                              By:   /s/ George Miller
                                    --------------------------------------------
                                    Name: George Miller
                                    Title: Authorized Signatory


                              By:   /s/ Jorg Walther
                                    --------------------------------------------
                                    Name: Jorg Walther
                                    Title: Authorized Signatory


                              NOVARTIS CORPORATION


                              By:   /s/ Jeff Benjamin
                                    --------------------------------------------
                                    Name: Jeff Benjamin
                                    Title: Vice President


                              ZODNAS ACQUISITION CORP.


                              By:   /s/ Wayne P. Merkelson
                                    --------------------------------------------
                                    Name: Wayne P. Merkelson
                                    Title: Vice President

                                  EXHIBIT INDEX



*(a)(1)(A)      Offer to Purchase, dated May 23, 2005.

*(a)(1)(B)      Form of Letter of Transmittal.

*(a)(1)(C)      Form of Notice of Guaranteed Delivery.

*(a)(1)(D)      Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                Companies and Other Nominees.

*(a)(1)(E)      Form of Letter to Clients for use by Brokers, Dealers,
                Commercial Banks, Trust Companies and Other Nominees.

*(a)(1)(F)      Guidelines for Certification of Taxpayer Identification Number
                (TIN) on Substitute Form W-9.

(a)(2)          Not applicable.

(a)(3)          Not applicable.

(a)(4)          Not applicable.

*(a)(5)(A)      Text of Press Release issued by Novartis dated February 21,
                2005, incorporated in this Schedule TO by reference to the Schedule TO filed by Novartis AG, Novartis US and Zodnas on
                February 22, 2005.

*(a)(5)(B)      Form of Summary Advertisement published in The Wall Street
                Journal on May 23, 2005.

*(a)(5)(C)      Text of Press Release issued by Novartis dated May 27, 2005.

*(a)(5)(D)      Text of Press Release issued by Novartis dated June 7, 2005.

*(a)(5)(E)      Text of Press Release issued by Novartis dated June 21, 2005.

*(a)(5)(F)      Text of Press Release issued by Novartis dated July 5, 2005.

(a)(5)(G)       Text of Press Release issued by Novartis dated July 8, 2005.

*(a)(6)(A)      Complaint titled Ellen Wiehl v. Eon Labs, Inc. et al., filed on
                February 22, 2005, in the Chancery Court of the State of
                Delaware, County of New Castle.

*(a)(6)(B)      Complaint titled Paulena Partners LLC v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(C)      Complaint titled Robert Kemp, IRRA v. Eon Labs, Inc. et al., filed on February 22, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(D)      Complaint titled Peter J. Calcagno v. Eon Labs, Inc. et al., filed on February 23, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(E)      Complaint titled Christopher Pizzo v. Novartis AG et al., filed on February 23, 2005, in the Supreme Court of the State of New
                York, County of New York.

*(a)(6)(F)      Complaint titled Erste Sparinvest Kapitalanlagegesellschaft MBH
                v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(G)      Complaint titled Merl Huntsinger v. Eon Labs, Inc. et al., filed on March 1, 2005, in the Chancery Court of the State of Delaware, County of New Castle.

*(a)(6)(H)      Complaint titled Jason Hung v. Eon Labs, Inc. et al., filed on
                March 3, 2005, in the Chancery Court of the State of Delaware,
                County of New Castle.

*(a)(6)(I)      Consolidated Amended Complaint titled In re Eon Labs, Inc.
                Shareholders Litigation, filed on May 27, 2005, in the Chancery
                Court of the State of Delaware, County of New Castle.

(a)(6)(J) Memorandum of Understanding dated as of July 8, 2005, by and among the parties to the actions filed in the Court of Chancery of the State of Delaware, County of Newcastle, titled IN RE EON LABS, INC. SHAREHOLDERS LITIGATION.

(b)             None.

*(d)(1) Agreement and Plan of Merger, dated as of February 20, 2005, by and among Novartis US, Zodnas, Eon and, for purposes of Section 12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.2 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(2) Agreement for Purchase and Sale of Stock, dated as of February 20, 2005, by and between Novartis US, Santo and, for purposes of
                Section 10.12 thereof only, Novartis AG, incorporated in this Schedule TO by reference to Exhibit 2.1 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

*(d)(3) Confidentiality Agreement, by and between Novartis US and Eon, dated as of February 11, 2005, incorporated in this Schedule TO by reference to Exhibit 2.3 to the Schedule 13D filed by Novartis US, Novartis AG and Zodnas on March 2, 2005.

(g)             None.

(h)             Not applicable.

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* Previously filed.